Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
February 22, 2012

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million Floating Rate Senior Notes Due June 16, 2014

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	February 22, 2012
Settlement Date (T+3):	February 27, 2012
Maturity Date:	June 16, 2014
Coupon:	3-Month USD LIBOR + 17 bps
Benchmark:	3-Month USD LIBOR
Coupon Payment Dates and
Interest Reset Dates:

Quarterly on the 16th of March, June, September and December, commencing on June 16, 2012 and ending on the maturity date. The interest rate in effect for the initial interest period is based on an interpolated rate between 3-month and 4-month USD LIBOR + 17 bps.

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	February 23, 2012
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000%
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from February 27, 2012
Net Proceeds ($):	$499,500,000 plus accrued interest from February 27, 2012
CUSIP / ISIN:	24422ERP6 / US24422ERP69
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll- free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Goldman, Sachs & Co. toll free at 1-866-471-2526.

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